Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS FOURTH QUARTER

AND FULL YEAR 2015 FINANCIAL RESULTS

(Revised)

Minnetonka, MN – March 9, 2016 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the fourth quarter (“Q4”) and full year ended December 31, 2015, including a discussion of results of operations by segment.

Full Year 2015 Summary

•	2015 consolidated sales were $107.7 million compared to $119.1 million in 2014.

▪	Suttle’s sales declined 26%.

▪	Transition Networks’ sales decreased 1%.

▪	JDL Technologies’ sales rose 83%.

▪	International sales grew to 17.5% of total sales.

•	2015 consolidated operating loss was $10.5 million compared to operating income of $3.3 million in 2014.

▪	Suttle’s operating loss was $6.4 million versus operating income of $6.6 million in 2014.

▪	Transition Networks’ operating loss was $4.0 million versus an operating loss of $2.4 million in 2014.

▪	JDL Technologies’ operating income was $1.2 million versus an operating loss of $0.9 million in 2014.

•	2015 R&D investment was $8.3 million, or 7.7% of consolidated sales, compared to $7.8 million in 2014.

•	Full year 2015 results also reflect certain special items:

▪	$1.2 million of settlement costs for winding up the pension plan at CSI’s Austin Taylor subsidiary; and

▪	A $3.7 million additional valuation allowance that impacted income tax expense in Q4 2015.

•	2015 net loss was $9.6 million, or $(1.11) per diluted share, compared to net income of $2.0 million, or $0.23 per diluted share, in 2014.

•	2015 cash flow from operating activities totaled $0.7 million, and was favorably impacted by CSI’s focus on working capital management.

•	Cash, cash equivalents, and investments totaled $21.3 million as of December 31, 2015.

Fourth Quarter 2015 Summary

•	Q4 2015 consolidated sales were $27.7 million compared to $27.2 million in Q4 2014.

▪	Suttle’s sales declined 19%.

▪	Transition Networks’ sales declined 4%.

▪	JDL Technologies’ sales rose 347%.

•	Q4 2015 consolidated operating loss was $3.5 million compared to an operating loss of $1.5 million in Q4 2014.

▪	Suttle’s operating loss was $1.5 million versus operating income of $0.5 million in Q4 2014.

▪	Transition Networks’ operating loss was $1.7 million versus an operating loss of $1.5 million in Q4 2014.

▪	JDL Technologies’ operating income was $1.0 million versus an operating loss of $0.6 million in Q4 2014

•	Q4 2015 net loss was $5.7 million, or $(0.66) per diluted share, compared to a net loss of $1.0 million, or $(0.12) per diluted share, in Q4 2014.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “Despite a very difficult trading year, 2015 was a period of substantial transformation for all of our businesses. We continued to invest aggressively in R&D (+6%), restaffed critical organizational positions, and focused on operational excellence starting with our new lean operations program and use of our ERP system, in which we invested more than $5 million over the last four years. With these investments in place we were able to sell $15 million in new products, which amounted to 14% of revenues, and substantially widened our market reach. We believe these actions will allow us to achieve stable, profitable growth in the coming years. The confidence the management team shares in this future, and the full funding of our growth initiatives to date, has allowed for us to continue the dividend at its present level, while maintaining a strong balance sheet.”

Q4 2015 Segment Financial Overview

Suttle

(in 000s)	Three Months Ended December 31		Twelve Months Ended December 31
	2015	2014	2015	2014
Sales	$12,613	$15,503	$50,082	$67,330
Gross profit	2,063	4,759	8,850	20,992
Operating (loss) income	(1,542)	510	(6,435)	6,603

Suttle’s Q4 2015 sales decreased 19% to $12.6 million, from $15.5 million in Q4 2014, primarily due to increased pricing pressure and volume declines in its legacy product lines. Sales to the major communication service providers declined 17% to $10.4 million in Q4 2015, from $12.5 million in Q4 2014, and comprised 83% of total segment revenues. FTTx product sales as a group increased 10% from Q4 2014.

Mr. Lacey stated, “We continue to advance our fiber and active capabilities to ensure that Suttle benefits from our customers’ ongoing deployment of high-speed residential networks. We are encouraged by early client feedback on several of Suttle’s new product trials and believe the segment is well positioned for resumed growth.”

Transition Networks

(in 000s)	Three Months Ended December 31		Twelve Months Ended December 31
	2015	2014	2015	2014
Sales	$10,211	$10,585	$42,570	$43,174
Gross profit	3,933	4,117	18,482	19,199
Operating loss	(1,733)	(1,455)	(4,013)	(2,432)

Transition Networks’ Q4 2015 sales decreased 4% to $10.2 million from $10.6 million in Q4 2014. Media converter sales represented 69% of total segment sales in Q4 2015, compared to 70% of total segment sales in Q4 2014.

Mr. Lacey noted, “Roughly 10% of Transition Networks’ 2015 sales came from new products and we believe our emphasis on media conversion solutions that help clients overcome bandwidth, security and distance limitations will deliver improved sales. We provide cutting-edge solutions for networks in transition, and are very excited about the January 2016 carve-out of Net2Edge Limited from Transition Networks. Net2Edge will be a focused platform for CSI to address the significant market opportunity in the Carrier Ethernet markets and the developing Network Function Virtualization industry, and it will be treated as a separate reporting segment starting in Q1 2016.”

JDL Technologies

(in 000s)	Three Months Ended December 31		Twelve Months Ended December 31
	2015	2014	2015	2014
Sales	$5,107	$1,141	$15,672	$8,567
Gross profit	1, 889	188	4,806	1,968
Operating income (loss)	976	(574)	1,171	(878)

JDL Technologies’ Q4 2015 sales increased 347% to $5.1 million from $1.1 million in Q4 2014, primarily reflecting a $3.0 million increase in revenues earned from project work in the educational vertical. Sales to small- and medium-sized commercial businesses (SMBs) increased $0.9 million, or 236%, primarily due to the acquisition of several new clients.

Mr. Lacey concluded, “JDL Technologies’ sales and operating income increased significantly in 2015, driven by strong growth in recurring managed services revenues and new project work in the educational vertical. JDL Technologies’ expanding recurring revenue stream reflects the strength of our HIPAA-compliant IT services offering in Florida’s healthcare market, our expansion into new geographies, such as Minneapolis and Atlanta, and our success penetrating the financial, legal and commercial end markets.”

Financial Condition

CSI’s balance sheet at December 31, 2015 included cash, cash equivalents, and investments of $21.3 million, working capital of $46.5 million, and stockholders’ equity of $72.2 million.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.	The Equity Group Inc.
Edwin C. Freeman	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-996-1674	212-836-9608
efreeman@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Kalle Ahl, CFA
Chief Executive Officer	Senior Associate
952-996-1674	212-836-9614
kahl@equityny.com

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited
	Three Months Ended		Twelve Months Ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Sales	$27,680,761	$27,313,304	$107,669,524	$119,071,439
Gross profit	7,696,521	9,064,273	31,546,162	42,158,558
Operating (loss) income	(3,528,352)	(1,518,570)	(10,505,869)	3,292,919
(Loss) income before income taxes	(3,504,081)	(1,562,818)	(10,401,723)	3,181,228
Income tax (benefit) expense	2,236,536	(532,888)	(753,415)	1,219,355
Net (loss) income	$(5,740,617)	$(1,029,930)	$(9,648,308)	$1,961,873

Basic net (loss) income per share	$(0.66)	$(0.12)	$(1.11)	$0.23
Diluted net (loss) income per share	$(0.66)	$(0.12)	$(1.11)	$0.23
Cash dividends per share	$0.16	$0.16	$0.64	$0.64

Average basic shares outstanding	8,752,180	8,653,191	8,720,225	8,622,032
Average dilutive shares outstanding	8,752,180	8,653,191	8,720,225	8,640,416

Selected Balance Sheet Data

	Unaudited
	Dec. 31, 2015	Dec. 31, 2014
Total assets	$87,916,230	$100,286,235
Cash, cash equivalents & investments	21,334,910	29,879,835
Working capital	46,448,294	56,910,880
Property, plant and equipment, net	17,468,420	18,153,152
Long-term liabilities	290,087	1,270,876
Stockholders’ equity	72,184,691	86,020,498